Exhibit (e)(24)

AGREEMENT

This Agreement (“Agreement”) dated as of                                     , 20      , is entered into by and between                                                      (“Employee”), and Advanced Medical Optics, Inc., a Delaware corporation (the “Company”).  This Agreement amends and restates the Agreement by and between Employee and the Company dated as of                                             .

RECITALS

The Company believes that because of its position in the industry, financial resources and historical operating results there is a possibility that the Company may become the subject of a Change in Control (as defined below), either now or at some time in the future.

The Company believes that it is in the best interest of the Company and its stockholders to foster Employee’s objectivity in making decisions with respect to any pending or threatened Change in Control of the Company and to assure that the Company will have the continued dedication and availability of Employee as an employee of the Company or one of its affiliates, notwithstanding the possibility, threat or occurrence of a Change in Control.  The Company believes that these goals can be accomplished by alleviating certain of the risks and uncertainties with regard to Employee’s financial and professional security that would be created by a pending or threatened Change in Control and that inevitably would distract Employee and could impair his or her ability to objectively perform his or her duties for and on behalf of the Company.  Accordingly, the Company believes that it is appropriate and in the best interest of the Company and its stockholders to provide to Employee compensation arrangements upon a Change in Control that lessen Employee’s financial risks and uncertainties and that are competitive with those of other corporations.

With these and other considerations in mind, the Board of Directors of the Company, acting through its Organization, Compensation and Corporate Governance Committee, has authorized the Company to enter into this Agreement with Employee to provide the protections set forth herein for Employee’s financial security following a Change in Control.

NOW, THEREFORE, in consideration of the foregoing, it is hereby agreed as follows:

1.                                       Term of Agreement.  This Agreement shall be effective for the period commencing on the date first written above and ending on the second anniversary of such date.  The Company may, in its sole discretion and for any reason, provide written notice of termination (effective as of the then applicable expiration date) to Employee no later than 60 days before the expiration date of this Agreement.  If written notice is not so provided, this Agreement shall be automatically extended for an additional period of 12 months past the expiration date.  This Agreement shall continue to be automatically extended for an additional 12 months at the end of such 12-month period and each succeeding 12-month period unless notice is given in the manner described in this Section.  No termination of this Agreement shall affect Employee’s rights hereunder with respect to a Change in Control which has occurred prior to such termination.

2.                                       Purpose of Agreement.  The purpose of this Agreement is to provide that, in the event of a “Change in Control,” Employee may become entitled to receive certain additional benefits, as described herein, in the event of his or her termination.

3.                                       Change in Control.  As used in this Agreement, the phrase “Change in Control” shall mean the following and shall be deemed to occur if any of the following events occur:

(a)                                  Any “person,” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (a “Person”), is or becomes the “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act (a “Beneficial Owner”), directly or indirectly, of securities of the Company representing (i) 20% or more of the combined voting power of the Company’s then outstanding voting securities, which acquisition is not approved in advance of the acquisition or within 30 days after the acquisition by a majority of the Incumbent Board (as hereinafter defined) or (ii) 33% or more of the combined voting power of the Company’s then outstanding voting securities, without regard to whether such acquisition is approved by the Incumbent Board;

(b)                                 Individuals who, as of the date hereof, constitute the Board of Directors of the Company (the “Incumbent Board”), cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s stockholders, is approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) shall, for the purposes of this Agreement, be considered as though such person were a member of the Incumbent Board of the Company;

(c)                                  The consummation of a merger, consolidation or reorganization involving the Company, other than one which satisfies both of the following conditions:

(1)                                  a merger, consolidation or reorganization which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of another entity) at least 55% of the combined voting power of the voting securities of the Company or such other entity resulting from the merger, consolidation or reorganization (the “Surviving Corporation”) outstanding immediately after such merger, consolidation or reorganization and being held in substantially the same proportion as the ownership in the Company’s voting securities immediately before such merger, consolidation or reorganization, and

(2)                                  a merger, consolidation or reorganization in which no Person is or becomes the Beneficial Owner directly or indirectly, of securities of the

Company representing 20% or more of the combined voting power of the Company’s then outstanding voting securities; or

(d)                                 The stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or other disposition by the Company of all or substantially all of the Company’s assets.

Notwithstanding the preceding provisions of this Section, a Change in Control shall not be deemed to have occurred if the Person described in the preceding provisions of this Section is (1) an underwriter or underwriting syndicate that has acquired the ownership of any of the Company’s then outstanding voting securities solely in connection with a public offering of the Company’s securities, (2) the Company or any subsidiary of the Company or (3) an employee stock ownership plan or other employee benefit plan maintained by the Company (or any of its affiliated companies) that is qualified under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”).  In addition, notwithstanding the preceding provisions of this Section, a Change in Control shall not be deemed to have occurred if the Person described in the preceding provisions of this Section becomes a Beneficial Owner of more than the permitted amount of outstanding securities as a result of the acquisition of voting securities by the Company which, by reducing the number of voting securities outstanding, increases the proportional number of shares beneficially owned by such Person, provided, that if a Change in Control would occur but for the operation of this sentence and such Person becomes the Beneficial Owner of any additional voting securities (other than through the exercise of options granted under any stock option plan of the Company or through a stock dividend or stock split), then a Change in Control shall occur.

4.                                       Effect of a Change in Control.  In the event of a Change in Control, Sections 6 through 11 of this Agreement shall become applicable to Employee.  These Sections shall continue to remain applicable until the second anniversary of the date upon which the Change in Control occurs.  At that point, so long as the employment of Employee has not been terminated on account of a Qualifying Termination, as defined in Section 5, this Agreement shall terminate and be of no further force.  If Employee’s employment with the Company and its affiliated companies is terminated on account of a Qualifying Termination on or before such date, this Agreement shall remain in effect until Employee receives the various benefits to which he or she has become entitled under the terms of this Agreement.

5.                                       Qualifying Termination.  If, subsequent to a Change in Control, Employee’s employment with the Company and its affiliated companies is terminated, such termination shall be considered a Qualifying Termination unless:

(a)                                  Employee voluntarily terminates his or her employment with the Company and its affiliated companies.  Employee, however, shall not be considered to have voluntarily terminated his or her employment with the Company and its affiliated companies if, following the Change in Control, Employee’s base compensation or target bonus compensation is reduced or adversely modified in any material respect or Employee’s duties are materially changed, and subsequent to such reduction, modification or change, Employee elects to terminate his or her employment with the Company and its affiliated companies.  For such purposes, Employee’s duties shall be considered to have been “materially changed” if, without Employee’s express written consent, there is any substantial diminution or adverse modification in Employee’s overall position, responsibilities or reporting relationship, or if, without Employee’s express written consent, Employee’s job location is transferred to a site more than 50 miles away from his or her place of employment prior to the Change in Control.  In order to constitute a Qualifying Termination, prior to Employee’s voluntary termination, Employee must have provided notice to the Company of the applicable condition described above within 90 days of the initial existence of the condition, the Company must have failed to remedy the condition within 30 days of such notice, and Employee must have made his or her resignation effective no later than 30 days after the end of the 30 day remedy period.

(b)                                 The termination is on account of Employee’s death or Disability.  For such purposes, “Disability” shall mean a physical or mental incapacity as a result of which Employee becomes unable to continue the performance of his or her responsibilities for the Company and its affiliated companies and which, at least 26 weeks after its commencement, is determined to be total and permanent by a physician agreed to by the Company and Employee, or in the event of Employee’s inability to designate a physician, Employee’s legal representative.  In the absence of agreement between the Company and Employee, each party shall nominate a qualified physician and the two physicians so nominated shall select a third physician who shall make the determination as to Disability.

(c)                                  Employee is involuntarily terminated for “cause.”  For this purpose, “cause” shall be limited to only three types of events:

(1)                                  the willful refusal of Employee to comply with a lawful, written instruction of the Board so long as the instruction is consistent with the scope and responsibilities of Employee’s position prior to the Change in Control;

(2)                                  dishonesty by Employee which results in a material financial loss to the Company (or to any of its affiliated companies) or material injury to its public reputation (or to the public reputation of any of its affiliated companies); or

(3)                                  Employee’s conviction of any felony involving an act of moral turpitude.

In addition, notwithstanding anything contained in this Agreement to the contrary, if Employee’s employment is terminated prior to a Change in Control and it is determined that such termination (i) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a Change in Control and who subsequently effectuates a Change in Control or (ii) otherwise occurred in connection with, or in anticipation of, a Change in Control which actually occurs, then, for all purposes of this Agreement, the date of a Change in Control with respect to Employee shall mean the date immediately prior to the date of such termination of Employee’s employment.

6.                                       Severance Payment.

(a)                                  Subject to Section 6(f), if Employee’s employment is terminated as a result of a Qualifying Termination, the Company shall pay Employee a cash lump sum equal to              times Employee’s “Compensation” (the “Severance Payment”).

To receive payment, the Release (in Section 6(f)) must become binding within 60 days after the Qualifying Termination; payment will then be made on the first regular payroll date occurring after the 60th day following the Qualifying Termination (unless Section 11 requires a later payment).

(b)                                 For purposes of this Agreement, and subject to Sections 6 (c), (d)  and (e), below, Employee’s “Compensation” shall equal the sum of (i) Employee’s highest annual salary rate within the five-year period ending on the date of Employee’s Qualifying Termination plus (ii) a “Management Bonus Increment.”  The Management Bonus Increment shall equal the average of the two highest of the last five bonuses paid to Employee under the AMO 2002 Bonus Plan, as amended from time to time, or any successor thereto (the “Bonus Plan”).

(c)                                  If Employee has not participated in the Bonus Plan (including any successor thereto) for at least two full plan years, then the missing bonus component(s) will be computed, for purposes of calculating the Management Bonus Increment under this Agreement, by reference to the guideline percentage for employees at Employee’s grade level for the most recently completed bonus period, assuming a 100% target bonus for both corporate and individual objectives. Effective January 1, 2010, if Employee is determined to be a “covered employee” under Code Section 162(m) for the applicable period (a “Covered Employee”), the foregoing provision of this Section 6(c) shall not apply to Employee, and instead Employee’s bonus under the Bonus Plan for the plan year of termination shall be based on the actual performance under the applicable Bonus Plan criteria for such plan year, unless the Company determines that the Change in Control satisfied Code Section 162(m)’s exception for payments after a change in control, in which case this sentence shall not apply.

(d)                                 If Employee would, if eligible under any other generally applicable Company severance pay plan or policy, receive cash severance under such plan or policy that is greater than the payment under Section 6(a), he or she shall receive such greater amount under Section 6(a).  If Company revises its plan or policy to include a bonus factor that is intended to be performance-based compensation under Code Section 162(m) when determining severance and if Employee is determined to be a Covered Employee, Employee’s bonus for such portion for the plan year of termination shall be based on the actual performance under the applicable bonus plan criteria for such plan year, unless the Company determines that the Change in Control satisfied Code Section 162(m)’s exception for payments after a change in control, in which case this sentence shall not apply, nor shall this sentence apply before January 1, 2010.

(e)                                  The payment and benefits hereunder are in lieu of any severance payments or benefits to which Employee might otherwise be entitled from the Company under the Company’s applicable severance pay policies as a result of cessation of employment (other than accrued salary and vacation).

(f)                                    As a condition to receiving the amounts and benefits set forth in Sections 6, 7, and 8, Employee must execute and not revoke a severance agreement and release of claims drafted by and satisfactory to the Company (the “Severance Agreement”), which Severance Agreement will contain a full release (the “Release”) of the Company and its and its affiliates’ officers, directors, employees, and agents (other than with respect to exceptions the Company specifies therein).

7.                                       Incentive Compensation Grants.

(a)                                  Employee may have received stock option grants, grants of restricted stock or other incentive compensation awards under the 2002 Incentive Compensation Plan, the 2005 Incentive Compensation Plan, the 2004 Stock Incentive Plan, or other incentive compensation plans of the Company (collectively the “Incentive Plans”).  In the event of a Qualifying Termination and subject to the provisions of Section 7(b), the Company agrees that any and all such stock options, restricted stock and other incentive compensation awards that are outstanding at the time of such termination and that have not previously become exercisable, payable or free from restrictions, as the case may be, shall immediately become exercisable, payable or free from restrictions (other than restrictions required by applicable law or any national securities exchange upon which any securities of the Company are then listed), as the case may be, in their entirety, and that the exercise period of any stock option or other incentive award granted pursuant to any of the Incentive Plans shall continue for the length of the exercise period specified in the grant of the award determined without regard to Employee’s termination of employment.

(b)                                 Notwithstanding Section 7(a), unless otherwise permitted by the Company, Employee may not exercise stock options and other exercisable compensation awards or dispose of other equity awards that vest or become exercisable under Section 7(a) unless and until he or she signs (or has signed) the release required by Section 6(f) and it has become enforceable against him or her.  If Employee fails to sign the release required by Section 6(f), or such release is revoked by Employee, stock option grants, grants of restricted stock or other incentive compensation awards will expire under the terms specified in the applicable plan document.

8.                                       Additional Benefits.  In the event of a Qualifying Termination and subject to compliance with Section 6(f), Employee shall be entitled to continue to participate in all of the employee benefit programs in which Employee had been participating prior to the Qualifying Termination, including but not limited to, group medical insurance, group dental insurance, group-term life insurance, automobile allowance, gasoline allowance, and applicable perquisites.  In addition, Employee shall receive Executive Outplacement benefits of a type and duration generally provided to executives at Employee’s level, provided that such benefits are provided on or before the last day of the second year following the year in which the Qualifying Termination occurred, or such other time as may be permitted under Code Section 409A.  These programs shall be continued at no cost to Employee, except to the extent that tax rules require the inclusion of the value of such benefits in Employee’s income.  The programs shall be continued in the same way and at the same level as immediately prior to the Qualifying Termination.  The programs shall continue for        years.

9.                                       Reduction with Respect to Excise Tax.  If any benefits payable to Employee pursuant to this Agreement (“Benefits”) or through other compensatory plans or arrangements (collectively with Benefits, “Parachute Compensation”) (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), or any comparable successor provision, and (ii) but for this Section would be subject to the excise tax imposed by Section 4999 of the Code, or any comparable successor provisions (the “Excise Tax”), then the Benefits hereunder shall be either (a) provided to Employee in full, or (b) provided to Employee as to such lesser extent that would result in no portion of such Parachute Compensation being subject to the Excise Tax, whichever of the foregoing approaches, when taking into account applicable Federal, state, local and foreign income and employment taxes, the Excise Tax, and any other applicable taxes, appears reasonably likely to result in Employee’s receipt, on an after-tax basis, of the greatest amount of Parachute Compensation, notwithstanding that all or some portion of such Parachute Compensation may be taxable under the Excise Tax.  If necessary to carry out the preceding sentence, amounts payable under this Agreement will be reduced or eliminated as follows, as determined by the Company, in the following order:  (i) nonacceleration of any stock options whose exercise price is at or above the fair market value of the stock as determined in the discretion of the Compensation Committee (taking into account, as appropriate, the proceeds that would be received in connection with the event covered by Section 4999) (“Underwater Options”), (ii) the payments due under Section 6(a) above, (iii) nonacceleration of any stock options other than Underwater Options, and (iv) any vesting or distribution of restricted stock or restricted stock units.  Within each category described in clauses (i), (iii), and (iv), reductions or eliminations shall be made in reverse order beginning with vesting or distributions that are to be paid the farthest in time from the date of event covered by Section 4999.  The independent, certified public accounting firm serving as the Company’s independent auditor, or such other independent, certified public accounting firm as may be appropriate, immediately prior to an event covered by Section 4999 will determine whether and to what extent payments or vesting under this Agreement are required to be reduced in accordance with the preceding sentence.

10.                                 Rights and Obligations Prior to a Change in Control.  Except as otherwise provided in the last paragraph of Section 5, prior to a Change in Control, the rights and obligations of Employee with respect to his or her employment by the Company shall be determined in accordance with the policies and procedures adopted from time to time by the Company and the provisions of any written employment contract in effect between the Company and Employee from time to time.   Except as otherwise provided in the last paragraph of Section 5, this Agreement deals only with certain rights and obligations of Employee subsequent to a Change in Control, and the existence of this Agreement shall not be treated as raising any inference with respect to what rights and obligations exist prior to a Change in Control.  Unless otherwise expressly set forth in a separate employment agreement between Employee and the Company, the employment of Employee is at-will, and Employee or the Company may terminate Employee’s employment with the Company at any time and for any reason, with or without cause, provided that if such termination occurs within two years after a Change in Control and constitutes a Qualifying Termination (as defined in Section 5 above) the provisions of this Agreement shall govern the payment of the Severance Payment and certain other benefits as provided herein.

11.                                 Alternative Payment Date for Tax Compliance.  Notwithstanding any contrary provision of this Agreement, if and to the extent any portion of any payment, compensation, or other benefit provided Employee in connection with his or her employment termination is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and he or she is a specified employee as defined in Code Section 409A(a)(2)(B)(i), as determined by the Company (or a successor) in accordance with its procedures, by which determination Employee hereby agrees that he or she is bound, such portion of the payment, compensation or other benefit shall not be paid before the earlier of (i) the day that is six (6) months plus one (1) day after his or her separation from service as determined under Section 409A, or (ii) fifteen (15) days after Employee’s death (the “New Payment Date”).  The aggregate of any payments that otherwise would have been paid to him or her during the period between the separation from service and the New Payment Date shall be paid to him or her in a lump sum on such New Payment Date.  Thereafter, any payments that remain outstanding as of the day immediately following the New Payment Date shall be paid without delay over the time period originally scheduled, in accordance with the terms of this Agreement.  In any event, the Company makes no representations or warranty and shall have no liability to Employee or any other person if any provisions of or payments under this Agreement are determined to constitute deferred compensation subject to Code Section 409A but not to satisfy the conditions of that section.

12.                                 Non-Exclusivity of Rights.  Subject to Section 6(e) above, nothing in this Agreement shall prevent or limit Employee’s continuing or future participation in any benefit, bonus, incentive or other plan or program provided by the Company or any of its affiliated companies and for which Employee may qualify, nor shall anything herein limit or otherwise affect (except as provided in Section 7 above) such rights as Employee may have under any stock option or other agreements with the Company or any of its affiliated companies.  Except as otherwise provided in Section 6(e) above, amounts which are vested benefits or which Employee is otherwise entitled to receive under any plan or program of the Company or any of its affiliated companies at or subsequent to the date of any Qualified Termination shall be payable in accordance with such plan or program.

13.                                 Confidentiality Covenant.  Employee hereby agrees that Employee shall not, directly or indirectly, disclose or make available to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, any Confidential Information (as hereinafter defined).  Employee agrees that, upon termination of Employee’s employment with the Company, all Confidential Information in Employee’s possession that is in written or other tangible form (together with all copies or duplicates thereof, including computer files) shall be returned to the Company and shall not be retained by Employee or furnished to any third party, in any form except as provided herein; provided, however, that Employee shall not be obligated to treat as confidential, or return to the Company copies of any Confidential Information that (i) was publicly known at the time of disclosure to Employee, (ii) becomes publicly known or available thereafter other than by any means in violation of this Agreement or any other duty owed to the Company by any person or entity, or (iii) is lawfully disclosed to Employee by a third party.  As used in this Agreement, the term “Confidential Information” means:  information disclosed to Employee or known by Employee as a consequence of or through Employee’s relationship with the Company, about the products, research and development efforts, regulatory efforts, manufacturing processes, customers, employees, business methods, public relations methods, organization, procedures or finances, including, without limitation, information of or relating to customer lists, of the Company and its affiliates.

14.                                 Non-Solicitation Covenant.  Employee hereby agrees that during Employee’s employment by the Company and for the period commencing on the date of termination of Employee’s employment with the Company and ending on the first anniversary thereof, Employee shall not, either on Employee’s own account or jointly with or as a manager, agent, officer, employee, consultant, partner, joint venturer, owner or shareholder or otherwise on behalf of any other person, firm or corporation, directly or indirectly solicit or attempt to solicit away from the Company any of its officers or employees or offer employment to any person who, on or during the six (6) months immediately preceding the date of such solicitation or offer, is or was an officer or employee of the Company; provided, however, that a general advertisement to which an employee of the Company responds shall in no event be deemed to result in a breach of this Section 14.

15.                                 Full Settlement.  The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counter-claim, recoupment, defense or other claim, right or action which the Company may have against Employee or others.  In no event shall Employee be obligated to seek other employment or to take any other action by way of mitigation of the amounts payable to Employee under any of the provisions of this Agreement.  The Company agrees to pay, to the full extent permitted by law, all legal fees and expenses which Employee may reasonably incur as a result of any contest (regardless of the outcome thereof) by the Company or others of the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof (including as a result of any contest by Employee about the amount of any payment pursuant to Section 9 of this Agreement), plus in each case interest at the Applicable Rate (as defined in Section 9 above), unless the referee or the court, as the case may be, determines that Employee’s material claims in such contest were frivolous or were asserted in bad faith; provided, however, that any payments made under this paragraph shall, unless otherwise permitted by Treas. Reg. § 1.409A-1(b)(11), be limited to expenses incurred on or before December 31 of the second calendar year following the calendar year in which Employee’s termination of employment occurs, any direct payment of such expenses must occur by the same December 31, and any reimbursements to Employee for previously incurred expenses must be paid no later than December 31 of the third calendar year.

16.                                 Successors.

(a)                                  This Agreement is personal to Employee, and without the prior written consent of the Company shall not be assignable by Employee other than by will or the laws of descent and distribution.  This Agreement shall inure to the benefit of and be enforceable by Employee’s legal representatives.

(b)                                 The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company.

17.                                 Governing Law.  This Agreement is made and entered into in the State of California, and the laws of California shall govern its validity and interpretation in the performance by the parties hereto of their respective duties and obligations hereunder.

18.                                 Entire Agreement.  This Agreement constitutes the entire agreement between the parties respecting the benefits due Employee in the event of a Change in Control followed by a Qualifying Termination, and there are no representations, warranties or commitments, other than those set forth herein, which relate to such benefits.  This Agreement may be amended or modified only by an instrument in writing executed by all of the parties hereto.

                                                19.                                 Dispute Resolution.

(a)                                  Any controversy or dispute between the parties involving the construction, interpretation, application or performance of the terms, covenants, or conditions of this Agreement or in any way arising under this Agreement (a “Covered Dispute”) shall, on demand by either of the parties by written notice served on the other party in the manner prescribed in Section 20 hereof, be referenced pursuant to the procedures described in California Code of Civil Procedure (“CCP”) Sections 638, et seq., as they may be amended from time to time (the “Reference Procedures”), to a retired Judge from the Superior Court for the County of Los Angeles or the County of Orange for a decision.

(b)                                 The Reference Procedures shall be commenced by either party by the filing in the Superior Court of the State of California for the County of Orange of a petition pursuant to CCP Section 638(1) (a “Petition”).

Said Petition shall designate as a referee a Judge from the list of retired Los Angeles County and Orange County Superior Court Judges who have made themselves available for trial or settlement of civil litigation under said Reference Procedures.  If the parties hereto are unable to agree on the designation of a particular retired Los Angeles County or Orange County Superior Court Judge or the designated Judge is unavailable or unable to serve in such capacity, request shall be made in said Petition that the Presiding or Assistant Presiding Judge of the Orange County Superior Court appoint as referee a retired Los Angeles County or Orange County Superior Court Judge from the aforementioned list.

(c)                                  Except as hereafter agreed by the parties, the referee shall apply the law of California in deciding the issues submitted hereunder.  Unless formal pleadings are waived by agreement among the parties and the referee, the moving party shall file and serve its complaint within 15 days from the date a referee is designated as provided herein, and the other party shall have 15 days thereafter in which to plead to said complaint.  Each of the parties reserves its respective rights to allege and assert in such pleadings all claims, causes of action, contentions and defenses which it may have arising out of or relating to the general subject matter of the Covered Dispute that is being determined pursuant to the Reference Procedures.  Reasonable notice of any motions before the referee shall be given, and all matters shall be set at the convenience of the referee.  Discovery shall be conducted as the parties agree or as allowed by the referee.  Unless waived by each of the parties, a reporter shall be present at all proceedings before the referee.

(d)                                 It is the parties’ intention by this Section 19 that all issues of fact and law and all matters of a legal and equitable nature related to any Covered Dispute will be submitted for determination by a referee designated as provided herein.  Accordingly, the parties hereby stipulate that a referee designated as provided herein shall have all powers of a Judge of the Superior Court including, without limitation, the power to grant equitable and interlocutory and permanent injunctive relief.

(e)                                  Each of the parties specifically (i) consents to the exercise of jurisdiction over his or her person by a referee designated as provided herein with respect to any and all Covered Disputes; and (ii) consents to the personal jurisdiction of the California courts with respect to any appeal or review of the decision of any such referee.

(f)                                    Each of the parties acknowledges that the decision by a referee designated as provided herein shall be a basis for a judgment as provided in CCP Section 644 and shall be subject to exception and review as provided in CCP Section 645.

20.                                 Notices.  Any notice or communications required or permitted to be given to the parties hereto shall be delivered personally, sent via facsimile or via an overnight courier service or be sent by United States registered or certified mail, postage prepaid and return receipt requested, and addressed or delivered as follows, or as such other addresses the party addressed may have substituted by notice pursuant to this Section:

(a)	If to the Company:	Advanced Medical Optics, Inc.
1700 East St. Andrew Place
Santa Ana, California 92705
Attn: General Counsel

(b)	If to Employee:	At Employee’s address listed in the records of the Company

21.                                 Captions.  The captions of this Agreement are inserted for convenience and do not constitute a part hereof.

22.                                 Severability.  In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein and there shall be deemed substituted for such invalid, illegal or unenforceable provision such other provision as will most nearly accomplish the intent of the parties to the extent permitted by the applicable law.  In case this Agreement, or any one or more of the provisions hereof, shall be held to be invalid, illegal or unenforceable within any governmental jurisdiction or subdivision thereof, this Agreement or any such provision thereof shall not as a consequence thereof be deemed to be invalid, illegal or unenforceable in any other governmental jurisdiction or subdivision thereof.

23.                                 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one in the same Agreement.

IN WITNESS HEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first written above.

* * * * *

ADVANCED MEDICAL OPTICS, INC.

Date:	By:
James V. Mazzo
Chairman and
Chief Executive Officer

EMPLOYEE

Date:	By: